               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No.4)

                        JUMBOSPORTS, INC.
                        (Name of Issuer)

                  Common Stock ($.01 par value)
                 (Title of Class of Securities)

                            481386100
                         (CUSIP Number)

                        Joseph L. Harrosh
                       40900 Grimmer Blvd.
                       Fremont, CA  94538
                          510-651-9600
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                         JANUARY 20, 1998
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

                       Page 1 of     Pages

_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph L. Harrosh ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                    PF, WC
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   |
                                   |  (7)    SOLE VOTING POWER
                                   |         831,809 SHARES
                                   |         AND SHARE EQUIVALENTS
                                   |-----------------------------
                                   |  (8)    SHARED VOTING POWER
                                   |         -0-
NUMBER OF SHARES BENEFICIALLY      |_____________________________
OWNED BY EACH REPORTING            |
PERSON WITH                        |  (9)    SOLE DISPOSITIVE
                                   |         POWER
                                   |         831,809 SHARES
                                   |         AND SHARE EQUIVALENTS
                                   |-----------------------------
                                   | (10)    SHARED DISPOSITIVE
                                   |         POWER
                                   |         -0-
___________________________________|_____________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         723,300 Shares Common Stock ($0.01 Par Value) PLUS $2,767,000.00 FACE AMOUNT 4 1/4% CONV. SUB. DEBS. DUE YEAR 2000 CONVERTIBLE INTO 39.2157 SHARES OF COMMON STOCK PER $1,000.00 FACE AMOUNT FOR TOTAL OF 831,809 SHARES AND SHARE EQUIVALENTS.
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 4.0833%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

Item 1.   Security and Issuer

          This Amendement No.4 to the original Schedule 13D filed on behalf of Joseph L. Harrosh (the "Reporting Person"), relates to an aggregate of:
831,809 shares (the "Shares") or share equivalents (723,300 shares of common stock plus $2,767,000.00 face amount of 4 1/4% conv. sub. debs. due year 2000 convertible into 39.2157 shares per $1,000.00 face amount) of common stock ($.01 par value) shares of: Jumbosports, Inc. (the "Issuer"), with its principal offices located at 4701 W. Hillsborough Ave., Tampa, Florida 33614. Phone (813) 886-9688.

Item 2.   Identity and Background

          The following information is given with respect to the Reporting Person:

          (a)  Joseph L. Harrosh
          (b)  40900 Grimmer Blvd., Fremont, CA  94538
          (c)  Private investor
          (d) Mr. Harrosh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Harrosh has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America


Item 3.   Source and Amount of Funds or Other Consideration

          Personal funds and margin account.


Item 4.   Purpose of Transaction

          Except as set forth in this Item 4, the Reporting
Person has no other present plans or proposals that relate to or that could result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

          The Reporting Person sold the Shares and Share equivalents for portfolio adjustment purposes, and the Reporting Person may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the Shares in ordinary brokerage or privately negotiated transactions.


Item 5.   Interest in Securities of the Issuer

          According to the Issuer's Form 10Q filed Dec. 15, 1997, the Issuer has outstanding shares of 20,371,202 shares as of: Oct. 31, 1997.

          The Reporting Person has sole voting and dispositive power over:
831,809 shares or share equivalents represented by 723,300 common shares and $2,767,000.00 face amount of 4 1/4% convertible subordinated debentures due year 2000 convertible into 39.2157 shares of common stock per $1,000.00 face amount which combined represents 4.0833% of the outstanding class of common stock. Since January 9, 1998 (the date of last filing) thru January 20, 1998, the reporting person made net sales of 235,202 shares or share equivalents, including the net sale of 187,500 shares at a price of $1.0286 per share on January 20, 1998. This event required the filing of this statement.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          The Reporting Person does not have any contract, arrangement or understanding with respect to the Common Stock.


Item 7.   Material to be Filed as Exhibits

          None.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 1998

                                   /s/ JOSEPH L. HARROSH
                                   ------------------------------
                                   Joseph L. Harrosh